ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Financial Results for the First Quarter Ended March 31, 2014

2014 Annual Revenue Guidance Increased to $126 - $132 million;

Cloud Annual Recurring Revenues (ARR) Expected to Grow to $26 - $30 million at Year-End

Burlington, MA, April 30, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the first quarter ended March 31, 2014.

Highlights

•	First quarter 2014 total revenues reached $28.4 million (16% growth year-over-year);
•	Completed the acquisition of Xora, Inc. on March 5, 2014 to expand reach into the SMB market via wireless carriers;
•	Major wins at large enterprises for cloud based solutions in highly competitive bids, including a Fortune 100 company;
•	Total cash and liquid investments as of March 31, 2014 were $50.3 million after payment of Xora’s purchase price;
•	Short-term backlog and deferred revenues increased substantially to $47.3 million (43% growth year-over-year);
•	2014 annual revenue guidance increased to $126 - $132 million; Non-GAAP EPS is expected to be in the range of $0.04 to $0.12;
•	Annual Recurring Revenues (ARR) from cloud expected to grow to $26 - $30 million by end of 2014.

For the first quarter ended March 31, 2014, total revenues were $28.4 million, up 16% from $24.5 million in the first quarter of 2013. Net loss for the first quarter of 2014 was $2.0 million, or $0.06 per fully diluted share, compared to net income of $0.1 million, or $0.00 per fully diluted share, for the same period last year. Non-GAAP net loss for the quarter was $1.0 million, or $0.03 per fully diluted share, compared to Non-GAAP net income of $0.8 million, or $0.02 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2014 were $7.0 million, up 4% compared with software license revenues of $6.7 million for the same period last year. Cloud subscriptions revenues for the first quarter of 2014 increased significantly to $2.3 million from $0.3 million for the same period last year. Support revenues were $8.3 million, up 13% compared with support revenues of $7.3 million in the same period last year. Consulting revenues were $10.7 million, up 6% compared with consulting revenues of $10.2 million in the same period last year.

Gross profit in the first quarter of 2014 was $16.5 million, or 58% of revenues, compared to $14.2 million, or 58% of revenues, in the same period last year.

Cash and liquid investments at the end of the first quarter of 2014 were $50.3 million after payment of $12.7 million in cash for the acquisition of Xora (net of Xora cash). This is a decrease of $7.7 million compared to the end of the fourth quarter of 2013. Net cash provided by operating activities was $3.7 million during the first quarter of 2014.

Management Commentary

“We delivered solid financial results in the first quarter and continued to establish a predictable stream of recurring subscription revenues which will grow as we continue to ramp up existing cloud deployments and bring new customers online. In parallel, the number of on premise opportunities in our pipeline remains stable, which gives us confidence that we can achieve our short-term growth targets,” said Dr. Moshe BenBassat, ClickSoftware's Founder and CEO.

“The acquisition of Xora, which we closed in March, extends ClickSoftware's market reach into the SMB (Small and Medium Businesses) market and opens an important distribution channel through leading U.S. wireless carriers including AT&T, Sprint, and Verizon. We also intend to build on our existing client-base of more than 50 telecommunication carriers around the world to expand globally our sales into new SMB markets.”

“During the quarter we secured several large cloud wins, including a major Fortune 100 company, which were highly competitive and were won after long and in-depth evaluation processes. Not only will these wins contribute substantially to our future recurring revenues, but they also underscore our leadership position as the company with the most powerful cloud-based solutions for mobile workforce management and service optimization. With the new cloud wins we have been reporting over past quarters and the installed base of Xora, we believe we are now the #1 cloud company in our space, both in terms of size of the user-base in the cloud, and the spectrum of our state-of-the-art cloud solutions we offer for companies of all sizes,” Dr. BenBassat concluded.

Financial Outlook

Following the strong results of the first quarter and the addition of Xora, the Company is raising its full year revenue guidance to be in the range of $126 - $132 million (previously $111 - $115 million), based on a current backlog of $47.3 million and projections for winning new business. This outlook includes revenues of about $18 to $21 million from cloud subscriptions and about $35 million from support contracts of existing on premise customers.

Evolution of Cloud Subscriptions Revenues: Based on subscriptions from existing users, signed contracts, anticipated roll-out progress with existing customers and projections for signing new business this year, the Company estimates exiting 2014 with an Annual Recurring Revenues (ARR) run rate for cloud subscriptions in the range of $26 - $30 million.

In addition, the Company is also updating its full year 2014 Non-GAAP earnings per share to be in the range of $0.04 - $0.12 (previously $0.06 - $0.12). Non-GAAP earnings exclude share-based compensation costs of approximately $0.11 and amortization of intangible assets of approximately $0.05 per fully diluted share. GAAP fully diluted earnings per share is now expected to be in the range of ($0.12) - ($0.04) (previously ($0.04) - $0.02).

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, impairment of intangible assets and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including expected growth, prospects, trends and opportunities in SaaS offerings and cloud-based sales, pipeline, demand for our solutions, our outlook for 2014 revenues and GAAP and Non-GAAP earnings per share, and our future expected annual recurring revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, the impact of the Cloud model on initial transaction size and gross margins and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2013 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2014		March 31, 2013
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$7,014	25%	$6,738	27%
Cloud Subscriptions	2,290	8%	301	1%
Support	8,336	29%	7,349	30%
Cloud subscriptions and Support	10,626	37%	7,650	31%
Consulting	10,740	38%	10,152	41%
Total revenues	28,380	100%	24,540	100%

Cost of revenues:
Software license	729	3%	707	3%
Cloud subscriptions and Support	2,389	8%	1,310	5%
Consulting	8,749	31%	8,310	34%
Total cost of revenues	11,867	42%	10,327	42%

Gross Profit	16,513	58%	14,213	58%

Operating expenses:
Research and development costs, net	4,463	16%	3,705	15%
Selling and marketing expenses	11,146	39%	8,456	34%
General and administrative expenses	2,751	10%	2,053	8%
Total operating expenses	18,360	65%	14,214	58%

Operating loss	(1,847)	(7%)	(1)	0%
Interest income, net	201	1%	273	1%
Net (loss) income before taxes	$(1,646)	(6%)	$272	1%
Tax income, net	308	1%	187	1%
Net (loss) income	$(1,954)	(7%)	$85	0%

Net (loss) earnings per ordinary share:
Basic	$(0.06)		$0.00
Diluted	$(0.06)		$0.00

Shares used in computing basic net (loss) earnings per share	32,568,790		31,688,726
Shares used in computing diluted net (loss) earnings per share	33,568,790		32,899,269

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$27,818	$25,346
Deposits	2,955	9,001
Marketable securities	17,091	22,586
Trade receivables, net	23,325	22,490
Deferred taxes	1,600	1,740
Other receivables and prepaid expenses	5,738	4,408
Total current assets	78,527	85,571

LONG TERM ASSETS
Property and equipment, net	4,984	5,023
Deposits	2,394	1,072
Other receivables and prepaid expenses	314	218
Deferred taxes	2,150	2,060
Intangible assets and Goodwill, net	13,446	1,572
Severance pay funds	2,086	2,052
Total long term assets	25,374	11,997
Total Assets	$103,901	$97,568

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of debt	$363	$-
Accounts payable and accrued expenses	18,743	17,707
Deferred revenues	17,773	13,420
Total current liabilities	36,879	31,127

LONG TERM LIABILITIES
Debt, less current maturities	319	-
Accrued severance pay	4,809	4,840
Deferred taxes	40	40
Deferred revenues	4,919	4,642
Total long term liabilities	10,087	9,522
Total liabilities	46,966	40,649

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	139	137
Additional paid-in capital	94,188	92,301
Accumulated deficit	(38,133)	(36,179)
Accumulated other comprehensive income	784	703
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	56,935	56,919
Total Liabilities and shareholders' equity	$103,901	$97,568

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31, 2014 (Unaudited)	March 31, 2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,954)	$85
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	661	582
Amortization of deferred compensation	736	569
Amortization of acquired intangible assets	145	130
Severance pay, net	(65)	26
Gain on marketable securities	(441)	(152)
Other	(1)	46
Changes in operating assets and liabilities:
Trade receivables	1,668	2,468
Deferred taxes	50	(720)
Other receivables	310	(284)
Accounts payable and accrued expenses	(1,556)	(3,975)
Deferred revenues	4,177	4,975
Net cash provided by operating activities	$3,730	$3,750

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(176)	(791)
Acquisition of subsidiary (*)	(12,737)	-
Decrease in deposits	4,724	6,472
Investments in marketable securities	(2,920)	(3,752)
Proceeds from sale of marketable securities	8,856	1,802
Net cash (used in) provided by investment activities	$(2,253)	$3,731

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayments of long-term debts	(158)	-
Dividend paid	-	(2,539)
Employee options exercised	1,153	357
Net cash provided by (used in) financing activities	$995	$(2,182)

INCREASE IN CASH AND CASH EQUIVALENTS	2,472	5,299
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,346	12,793
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$27,818	$18,092

(*)Acquisition of subsidiary
Working capital (excluding cash and cash equivalents)	1,113
Property and Equipment	445
Intangible assets	12,019
Long-term liabilities	(840)
Cash paid for the acquisition of a subsidiary, net	$12,737

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	March 31, 2014		March 31, 2013
	$	% of Revenues	$	% of Revenues

GAAP Net (loss) income	$(1,954)	(7%)	$85	0%
Share-based compensation (1)	736		569
Amortization of intangible assets (2)	145		130
Tax payment for previous years retained earnings*	-		744
Deferred taxes	50		(720)
Non-GAAP Net (loss) income	$(1,023)	(4%)	$808	3%
GAAP Earnings per share (diluted)	$(0.06)		$0.00
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.01		0.00
Tax payment for previous years retained earnings*	0.00		0.02
Deferred taxes	0.00		(0.02)
Non-GAAP (loss) earnings per share (diluted)	$(0.03)		$0.02
(1) Share-based compensation:
Cost of revenues	$102		$79
Research and development costs, net	84		61
Selling and marketing expenses	234		152
General and administrative expenses	316		277
	$736		$569
(2) Amortization of intangible assets:
Cost of revenues	$145		$101
Research and development costs, net	-		29
	$145		$130

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law